SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 25, 2003 Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

Boardwalk Equities Inc. Suite 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1	Phone: (403) 531-9255 Fax: (403) 531-9565 Website: www.bwalk.com

April 25, 2003

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

RE: Teleconference on Fiscal 2003 First Quarter Financial Results

Boardwalk Equities Inc. (“BEI” – NYSE, TSE) announces that the Company’s fiscal 2003 first quarter financial results will be released the morning of Tuesday May 13th, 2003. We invite you to participate in the teleconference that will be held to discuss these results that same morning at 11:15am EST. Senior management will speak to the first quarter financial results and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-800-814-4857 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for any software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=512600.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on May 20th, 2003. You can access it by dialing 416-640-1917 and using the passcode 246472#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call.

Annual Shareholder Meeting:
The Annual and Special General Meeting of the shareholders of Boardwalk Equities Inc. will be held at the Calgary Petroleum Club, 319 – 5 Ave. SW, Calgary, Alberta, at 5:00pm EST in the afternoon after the conference call.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns in excess of 250 properties with close to 30,500 units totalling approximately 26 million net rentable square feet. The company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.1 billion.

For further information regarding Boardwalk, contact Paul Moon, Director of Corporate Communications at (403) 531-9255.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.